June 5, 2008

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:	Willis Lease Finance Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2008 File No. 1-15369

Dear Mr. Decker:

We, Willis Lease Finance Corporation (“Willis” or the “Company”), are responding to your letter dated May 23, 2008.  For ease of reference, the numbered paragraphs below correspond to the numbered comments of your letter, with your comments in bold italics.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

(4) — Note Payable, page 43

2.                                      We have read your response to comment seven from our letter dated April 25, 2008. It is not clear how you determined that there is no difference in the accounting treatment whether the change in terms is accounted for as a modification or as an extinguishment. Please provide us with a comprehensive analysis to show your consideration of EITF 96-19 in determining the appropriate accounting for the change in terms. Your explanation should include your analysis of whether the present value of the cash flows under the terms of the new notes are at least 10 percent different from the present value of the remaining cash flows under the terms of the original notes as required by EITF 96-19.

Response:

The WEST Series 2005-A2 and Series 2005-B2 notes are short term revolving notes representing commitments pursuant to which the note holders agree to make funds available for borrowing, repayment and re-borrowing from time to time. These notes are not term notes but are more representative of a revolving credit facility or line of credit, and as such the appropriate accounting guidance to analyze the change in debt is provided in EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements. EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, provides guidance for modifications to or exchanges of term debt instruments and does not specifically address the accounting for modifications to or exchanges of a line of credit or revolving debt arrangement. EITF 98-14 provides guidance for how to account for changes to lines of credit including accounting for unamortized costs at the time of the change in debt as well as fees paid to or received from the creditor and third party costs incurred. Because of the structure of these notes, we utilized the guidance provided in EITF 98-14 to account for the change in ownership of the WEST Series 2005-A2 and Series 2005-B2 notes rather than EITF 96-19.

As part of the WEST refinancing, there was a change in ownership of the WEST Series 2005-A2 and Series 2005-B2 notes. In connection with the change in ownership, the margin paid on each series was reduced. There were no unamortized debt issuance costs related to these notes remaining at July 25, 2007 when the change in ownership took place. In addition, there were no payments to the warehouse note holders to affect the change. Due to the change in lender, this transaction was an extinguishment under the EITF 98-14 model. As there were no costs to write off or payments made, the application of the guidance in EITF 98-14 did not result in a debt extinguishment charge at the time of the change in ownership.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 1 — Summary of Significant Accounting Policies

(b) Fair Value Measurements, page 7

3.                                      You disclose that you rely on market to market valuations prepared by a third party derivative valuation firm. Please identify this third party valuation firm, or revise your disclosure to eliminate the reference to them.

Response:

We will revise our disclosure in future filings to eliminate the reference to the third party valuation firm.

Item 4 — Controls and Procedures, page 13

4.                                      You indicated in your response to comment three from our letter dated April 25, 2008 that you will revise your disclosure to state that your disclosure controls and procedures are effective without providing any part of the definition. However, your current disclosure still provides a part of the definition. Please revise your disclosure to simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

We will revise our disclosure in future filings to include the full definition from Rules 13a-15(e) and 15d-15(e) which will read as follows:

Evaluation of Disclosure Controls and Procedures

Based on management’s evaluation (with the participation of our Chief Executive Officer  (CEO) and Chief Financial Officer (CFO)), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations on Controls

Management, including the CEO and CFO, does not expect that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met.  Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

* * *

As you requested, this letter constitutes a statement by the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you should have any questions or further comments, please do not hesitate to contact me at (415) 408-4700.

Sincerely,

Willis Lease Finance Corporation

By: /s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation